SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2005

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-116854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 2.02 Results of Operations and Financial Condition.

On May 2, 2005, The Aristotle Corporation issued a press release announcing financial results for the quarter ended March 31, 2005, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1–Press release of The Aristotle Corporation, dated May 2, 2005.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
            and Secretary

Date: May 3, 2005

EXHIBITS

Exhibit 99.1 Press release issued May 2, 2005.

For Immediate Release News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces 2005 First Quarter Results

Stamford, CT, May 2, 2005 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the first quarter ended March 31, 2005.

First Quarter 2005 Results

For the three months ended March 31, 2005, net sales increased 7.0% to $41.7 million from $39.0 million in the first quarter of 2004. Earnings before income taxes increased 4.8% to $5.2 million from $5.0 million in the 2004 first quarter, and net earnings increased to $3.2 million compared to $3.0 million in the 2004 first quarter. Net earnings applicable to common stockholders in the first quarter of 2005 were $1.0 million, or $.06 per diluted common share. In the 2004 first quarter, net income applicable to common stockholders was $.9 million, or $.05 per diluted common share. Net earnings applicable to common stockholders in both the 2005 and 2004 periods were reduced by $2.2 million for dividends on Aristotle's Series I and Series J preferred stocks.

The reported net earnings are shown after deduction for Federal, state and foreign income tax expenses. Approximately $1.6 million and $1.5 million of the income tax provision for the 2005 and 2004 first quarters, respectively, relate to the non-cash charge for utilization of Federal net operating tax loss carryforwards ("NOL's"). The utilization of NOL's for the reported quarters reduces Aristotle's current Federal tax liability, thereby conserving cash. Except for Federal alternative minimum tax obligations arising from limitations on NOL's in future periods, Aristotle anticipates that the utilization of available NOL's will offset its Federal taxable income through 2006. At March 31, 2005, the Condensed Consolidated Balance Sheet includes a net deferred tax asset of $18.9 million, of which $15.2 million relates to the NOL's.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "While the first quarter of your Company's calendar year is considered off season in its annual business cycle, and does not necessarily give indications of full-year revenues, the 7.0% sales growth during this period demonstrates an apparent strengthening of state K-12 school funding in certain geographic areas, the continued strong acceptance of Aristotle's health and medical technology training products and the positive impact of the 2004 acquisitions of CPR Prompt and Ginsberg Scientific."

Mr. Lapin further remarked, "The 2.3% EBITDA increase from 2004 to 2005 was less than the percentage revenue growth primarily due to higher fuel costs supporting

product distribution. While these expenses have somewhat abated from their peak, operating profitability throughout 2005 is expected to be burdened. Management continues to pursue other efficiencies to offset this added cost of doing business."

Dean T. Johnson, Aristotle's Chief Financial Officer, noted, "The balance sheet at March 31, 2005 reflects an increase of approximately $5.1 million in inventory compared to last year's first quarter-end. Your Company's 2004 corporate acquisitions contributed approximately $1.2 million of this increase. The balance resulted primarily from management decisions to accelerate certain purchases for the seasonal peak 2005 summer season."

In providing EBITDA information, Aristotle offers a non-GAAP financial measure to complement its condensed consolidated financial statements presented in accordance with GAAP. This non-GAAP financial measure is intended to supplement the reader's overall understanding of Aristotle's current financial performance. However, this non-GAAP financial measure is not intended to supercede or replace Aristotle's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the 'Reconciliation of GAAP Net Earnings to EBITDA" schedule below. EBITDA is defined as net earnings before income taxes, interest expense, other income and expense, and depreciation and amortization.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific, and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.1 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at www.aristotlecorp.net.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) other factors identified in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, 'Forward-Looking Statements," contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended March 31,	
		2005	**2004**
Net sales	$	41,748	39,020
Cost of sales		25,685	23,831
Gross profit		16,063	15,189
Selling and administrative expense		10,633	9,876
Earnings from operations		5,430	5,313
Other expense (income):			
Interest expense		291	313
Other, net		(70)	30
		221	343
Earnings before income taxes		5,209	4,970
Income taxes:			
Current		465	456
Deferred		1,556	1,469
		2,021	1,925
Net earnings		3,188	3,045
Preferred dividends		2,158	2,163
Net earnings applicable to common stockholders	$	1,030	882
Earnings per common share:			
Basic	$	.06	.05
Diluted	$	.06	.05
Weighted average common shares outstanding:			
Basic		17,144,992	17,099,002
Diluted		17,407,253	17,280,043

RECONCILIATION OF GAAP NET EARNINGS TO EBITDA
(in thousands)
(unaudited)

		Three Months Ended March 31,	
		2005	**2004**
Net earnings	$	3,188	3,045
Add:			
Income taxes		2,021	1,925
Interest expense		291	313
Other (income) and expense		(70)	30
Depreciation and amortization		429	416
EBITDA	$	5,859	5,729

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets	March 31, 2005	December 31, 2004	March 31, 2004
	(unaudited)		(unaudited)
Current assets:			
Cash and cash equivalents	$ 795	2,143	1,766
Investments	4,131	4,058	-
Accounts receivable, net	16,866	12,592	15,082
Inventories	36,848	33,356	31,718
Prepaid expenses and other	6,032	6,665	5,564
Refundable income taxes	-	49	326
Deferred income taxes	9,825	9,825	8,184
Total current assets	74,497	68,688	62,640
Property, plant and equipment, net	17,901	17,405	17,038
Goodwill	13,685	13,707	11,466
Deferred income taxes	9,047	10,594	13,612
Other assets	463	511	427
Total assets	$ 115,593	110,905	105,183
Liabilities and Stockholders' Equity			
Current liabilities:			
Current installments of long-term debt	$ 115	114	3,584
Trade accounts payable	7,789	7,192	6,720
Accrued expenses	4,954	5,833	4,583
Accrued dividends payable	-	2,158	-
Total current liabilities	12,858	15,297	14,887
Long-term debt, less current installments	30,910	24,948	29,369
Stockholders' equity:			
Preferred stock, Series I	6,580	6,580	6,580
Preferred stock, Series J	65,760	65,760	65,760
Common stock	171	171	171
Additional paid-in capital	2,483	2,310	1,060
Accumulated deficit	(3,301)	(4,331)	(12,375)
Accumulated other comprehensive earnings (loss)	132	170	(269)
Total stockholders' equity	71,825	70,660	60,927
Total liabilities and stockholders' equity	$ 115,593	110,905	105,183